CONSENT OF INDEPENDENT PETROLEUM ENGINEERS

We hereby consent to the use of our name in the Annual Report on Form 40-F (the "Annual Report") of Enterra Energy Trust (the "Registrant"). We hereby further consent to the inclusion in the Annual Report of the Registrant's Annual Information Form dated March 29, 2010 for the year ended December 31, 2009, which document makes reference to our firm and our report dated March 12, 2010, evaluating the Registrant's oil, natural gas and natural gas liquids interests effective December 31, 2009.

Signed “Robert W. Haas”

Robert W. Haas, P.E.
President
Haas Petroleum Engineering Services
Dallas, Texas, USA
March 29, 2010